Exhibit (a)(41)

            HOREJSI TRUST INCREASES ITS OFFER TO $15.00 PER SHARE FOR
             PCA COMMON STOCK AND EXTENDS DEADLINE TO MARCH 27, 2007

BOULDER, CO., March 13, 2007 - The Mildred B. Horejsi Trust (the "Mildred Trust") issued a notice today reminding shareholders of Putnam California Investment Grade Municipal Trust (AMEX: PCA) that the Mildred Trust recently increased its offer price for all of the fund's outstanding shares of common stock to $15.00 per share (the "Notice"). The Notice also reminds shareholders that expiration of the tender offer is 5:30 p.m. Eastern Daylight Time, March 27, 2007. Putnam California Investment Grade Municipal Trust is a closed-end fund trading on the American Stock Exchange ("AmEx") under the ticker symbol "PCA."

The Notice emphasized that shareholders are faced with two choices:

     1. Tender their shares and receive more than the net asset value ("NAV") (as of March 12, 2007) (shareholders will receive payment immediately after the offer expires);

          OR,

     2.   Keep their shares and take the following risks:

          A. That shareholders will receive less than the Mildred Trust's offer even if the proposal to merge/open-end passes;

          B. That the market price for PCA and the value of its underlying holdings may decline before the proposed merger/open-ending occurs;

          C. That the market price for PCA may decline if the proposed merger of PCA shares into an open-end fund does not gain shareholder approval and thus fails. 20% of the outstanding shares have been tendered so far to the Mildred Trust, and the trust will vote all of its shares against the proposed merger/open-ending; and

          D. That the market price for PCA may decline if the Mildred Trust receives enough shares to elect new Trustees, terminate the existing investment manager, and change the investment objective and strategy of PCA as outlined in the tender offer documents.

The Notice also indicates that the offer is not conditioned upon any minimum number of shares being tendered.

Mr. Stewart Horejsi, spokesperson for the Mildred Trust, stated that "Our offer of $15.00 is more than the net asset value per share of PCA and reflects a greater return than what the trustees have proposed. It is also higher than any closing price for PCA shares since September 2001. This may be shareholders' last opportunity to sell their shares at or even possibly above NAV without assuming [the above risks]."
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Mr. Horejsi added that  "currently 20% of the  shareholders of PCA have tendered their shares and it will take 50% of the outstanding shares voting in favor of the merger for the merger to be approved. The Trust intends to vote all of its shares against the proposed merger".

Morrow & Company is acting as the information agent and The Colbent Corporation is the depository. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Morrow & Company at (800) 607-0088 (toll-free) or from the SEC's web site at www.sec.gov.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Consent and Letter of Transmittal.
Holders of shares of common stock of PCA should read carefully the Offer to Purchase and related materials because they contain important information. The Trust intends to mail a copy of the applicable Offer to Purchase, the Consent and Letter of Transmittal and related documents to each of the holders of common stock of PCA.


About the Trust

The purchaser will be the Mildred B. Horejsi Trust, an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Mildred Trust is authorized to hold property of any kind and owns primarily marketable securities.


Forward Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Mildred Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller or
Joel Terwilliger
(303) 442-2156